UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-32500

TRX Gold Corporation
(Translation of registrant's name into English)

277 Lakeshore Road East, Suite 403
Oakville, Ontario Canada L6J 6J3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Regulation FD Disclosure.

On February 10, 2025, the Registrant issued a press release, the full text of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information reported under the description of Regulation FD Disclosure, including Exhibit 99.1, is being “furnished” and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Exhibits.

The following exhibit is filed as part of this Form 6-K.

Exhibit No.	Document

99.1	Press Release - TRX Gold Announces New Financing Facilities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

Date: February 10, 2025	/s/ MICHAEL LEONARD
Michael Leonard
Chief Financial Officer